                                                     PRIVILEGED AND CONFIDENTIAL


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              Magma Copper Company
                             ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)
                                  559177 20 9
                                 -----------------
                                 (CUSIP Number)

                         5-5/8% Cumulative Convertible
                           Preferred Stock, Series D
                           -------------------------
                         (Title of Class of Securities)
                                  559177 30 8
                                 -----------------
                                 (CUSIP Number)

                           6% Cumulative Convertible
                           Preferred Stock, Series E
                           -------------------------
                         (Title of Class of Securities)

                                  559177 40 7
                                 -----------------
                                 (CUSIP Number)

                                 Joseph Handros
                                Arnold & Porter
                                399 Park Avenue
                              New York, NY  10022
                                 (212) 715-1125

--------------------------------------------------------------------------------
           (Name, address and telephone number of persons authorized to receive notices and communications)


                             January 8, 1996
  ------------------------------------------------------------------
            (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ____

Check the following box if a fee is being paid with this statement:    x
                                                                     -----

CUSIP NO. 559177 20 9
CUSIP NO. 559177 30 8
CUSIP NO. 559177 40 7

--------------------------------------------------------------------------------
1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   BHP Sub. Inc. 51-0371135

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                              (a)  _____
                                              (b)      X
                                                     -----
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds

     AF
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           Not Applicable
                           --------------
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware, United States
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares                       51,000,596 Common Shares
                             1,248,462 5-5/8% Cumulative Convertible
                             Preferred Stock, Series D
                             1,443,232 6% Cumulative Convertible
                             Preferred Stock, Series E
                         -------------------------------------------

Beneficially        8.   Shared Voting Power
Owned by                 51,000,596 Common Shares
                         1,248,462 5-5/8% Cumulative Convertible
                         Preferred Stock, Series D
                         1,443,232 6% Cumulative Convertible
                         Preferred Stock, Series E
                         --------------------------------------------

Each Reporting      9.   Sole Dispositive Power
Person With              51,000,596 Common Shares
                         1,248,462 5-5/8% Cumulative
                         Convertible Preferred Stock Series D
                         1,443,232 6% Cumulative Convertible
                         Preferred Stock, Series E
                         --------------------------------------------

                   10.   Shared Dispositive Power
                         51,000,596 Common Shares
                         1,248,462 5-5/8% Cumulative
                         Convertible Preferred Stock Series D
                         1,443,232 6% Cumulative Convertible

                             Preferred Stock, Series E
                           ----------------------------------------
See also Item 5.
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   51,000,596 Common Shares
                1,248,462 Series D Preferred Shares
                1,443,232 Series E Preferred Shares  See Item 5
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                              Not Applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
        99.2% Common Shares
        93.1% Series D Preferred Shares
        90.3% Series E Preferred Shares      See Item 5
--------------------------------------------------------------------------------
14.  Type of Reporting Person
     HC
--------------------------------------------------------------------------------

CUSIP NO. 559177 20 9
CUSIP NO. 559177 30 8
CUSIP NO. 559177 40 7

--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          BHP Holdings (USA) Inc. 13-3197779
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                              (a)  _____
                                              (b)      X
                                                     -----
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds

     AF
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           Not Applicable
                           --------------
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware, United States
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares                   51,000,596 Common Shares
                         1,248,462 5-5/8% Cumulative Convertible
                         Preferred Stock, Series D
                         1,443,232 6% Cumulative Convertible
                         Preferred Stock, Series E
                         -----------------------------------------

Beneficially        8.   Shared Voting Power
Owned by                 51,000,596 Common Shares
                         1,248,462 5-5/8% Cumulative Convertible
                         Preferred Stock, Series D
                         1,443,232 6% Cumulative Convertible
                         Preferred Stock, Series E
                         -----------------------------------------


Each Reporting      9.   Sole Dispositive Power
Person With              51,000,596 Common Shares
                         1,248,462 5-5/8% Cumulative
                         Convertible Preferred Stock, Series D
                         1,443,232 6% Cumulative Convertible
                         Preferred Stock, Series E
                         -----------------------------------------
                    10.  Shared Dispositive Power
                         51,000,596 Common Shares
                         1,248,462 5-5/8% Cumulative
                         Convertible Preferred Stock, Series D
                         1,443,232 6% Cumulative Convertible
                         Preferred Stock, Series E
                         -----------------------------------------

See also Item 5.

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   51,000,596 Common Shares
                1,248,462 Series D Preferred Shares
                1,443,232 Series E Preferred Shares    See Item 5
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                              Not Applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
        99.2% Common Shares
        93.1% Series D Preferred Shares
        90.3% Series E Preferred Shares      See Item 5
--------------------------------------------------------------------------------
14.  Type of Reporting Person
     HC
--------------------------------------------------------------------------------

CUSIP NO. 559177 20 9
CUSIP NO. 559177 30 8
CUSIP NO. 559177 40 7

--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     BHP Peru Holdings Inc. 51-0371136
--------------------------------------------------------------------------------
2.  Check
     the Appropriate Box if a Member of a Group
                                              (a)  _____
                                              (b)      X
                                                     -----
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds

     AF
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           Not Applicable
                           --------------
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware, United States
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares                   51,000,596 Common Shares
                         1,248,462 5-5/8% Cumulative Convertible
                         Preferred Stock, Series D
                         1,443,232 6% Cumulative Convertible
                         Preferred Stock, Series E
                         ---------------------------------------
Beneficially        8.   Sole Voting Power
Owned by                 51,000,596 Common Shares
                         1,248,462 5-5/8% Cumulative Convertible
                         Preferred Stock, Series D
                         1,443,232 6% Cumulative Convertible
                         Preferred Stock, Series E
                         ---------------------------------------

Each Reporting       9.  Sole Dispositive Power
Person With              51,000,596 Common Shares
                         1,248,462 5-5/8% Cumulative
                         Convertible Preferred Stock Series D
                         1,443,232 6% Cumulative Convertible
                         Preferred Stock, Series E
                         ---------------------------------------
                    10.  Shared Dispositive Power
                         51,000,596 Common Shares
                         1,248,462 5-5/8% Cumulative
                         Convertible Preferred Stock Series D
                         1,443,232 6% Cumulative Convertible

                             Preferred Stock, Series E
                           ----------------------------------------
See also Item 5.
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   51,000,596 Common Shares
                1,248,462 Series D Preferred Shares
                1,443,232 Series E Preferred Shares    See Item 5
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                              Not Applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
        99.2% Common Shares
        93.1% Series D Preferred Shares
        90.3% Series E Preferred Shares      See Item 5
--------------------------------------------------------------------------------
14.  Type of Reporting Person
     HC
--------------------------------------------------------------------------------

CUSIP NO. 559177 20 9
CUSIP NO. 559177 30 8
CUSIP NO. 559177 40 7

--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person Not Applicable

     The Broken Hill Proprietary Company Limited
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
                                              (a)  _____
                                              (b)      X
                                                     -----
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds

     AF
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           Not Applicable
                           --------------
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Victoria, Australia
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares                   51,000,596 Common Shares
                         1,248,462 5-5/8%
                         Cumulative Convertible
                         Preferred Stock, Series D
                         1,443,232 6% Cumulative Convertible
                         Preferred Stock, Series E
                         -----------------------------------------

Beneficially        8.   Shared Voting Power
Owned by                 51,000,596 Common Shares
                         1,248,462 5-5/8% Cumulative Convertible
                         Preferred Stock, Series D
                         1,443,232 6% Cumulative Convertible
                         Preferred Stock, Series E
                         -----------------------------------------


Each Reporting      9.   Sole Dispositive Power
Person With              51,000,596 Common Shares
                         1,248,462 5-5/8% Cumulative
                         Convertible Preferred Stock, Series D
                         1,443,232 6% Cumulative Convertible
                         Preferred Stock, Series E
                         -----------------------------------------
                    10.  Shared Dispositive Power
                         51,000,596 Common Shares
                         1,248,462 5-5/8% Cumulative
                         Convertible Preferred Stock Series D
                         1,443,232 6% Cumulative Convertible
                         Preferred Stock, Series E
                         -----------------------------------------

                             Preferred Stock, Series E
                           ----------------------------------------
See also Item 5.
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   51,000,596 Common Shares
                1,248,462 Series D Preferred Shares
                1,443,232 Series E Preferred Shares    See Item 5
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                              Not Applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
        99.2% Common Shares
        93.1% Series D Preferred Shares
        90.3% Series E Preferred Shares      See Item 5
--------------------------------------------------------------------------------
14.  Type of Reporting Person
     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                RELATING TO THE
                                 COMMON STOCK,
            5-5/8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES D
                                      AND
              6% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES E
                                       OF
                              MAGMA COPPER COMPANY

Item 1. Security and Issuer.
---------------------------

     This Schedule 13D relates to the (i) Common Stock, $0.01 par value (the
                                       -
"Common Shares"), (ii) 5-5/8% Cumulative Convertible Preferred Stock, Series D,
                   --
$0.01 par value (the "Series D Preferred Shares") and (iii) 6% Cumulative
                                                       ---
Convertible Preferred Stock, Series E, $0.01 par value (the "Series E Preferred Shares", together with the Series D Preferred Shares and the Common Shares, the "Shares") each of Magma Copper Company (the "Issuer"). The principal executive office of the Company is located at 7400 North Oracle Road, Suite 200 Tucson, Arizona 85704.

Item 2. Identity and Background.
-------------------------------

     BHP Sub Inc. ("Purchaser") is a Delaware Corporation, with its principal place of business at 550 California Street, San Francisco, California 94104. To date, Purchaser has not, and is not expected to, conduct any business other than incident to the formation, the execution and delivery of the Merger Agreement (as defined below) and the consumation of the Offer (as defined below) and the Merger (as defined below). Purchaser is a direct wholly owned subsidiary of BHP Peru Holdings Inc. ("New Sub"), a Delaware corporation, with its principal place of business at 550 California Street, San Francisco, California 94104.
New Sub is a direct wholly owned subsidiary of BHP Holdings (USA) Inc. ("Sub"), a Delaware corporation, with its principal business address at 900 Market Street, Suite 200, Wilmington, Delaware 19801. Each of New Sub and Sub is a holding company and conducts no operations other than holding the securities of other operating companies. Sub is a subsidiary of The Broken Hill Proprietary Company Limited ("BHP"), a Victoria Australia corporation, with its principal business at BHP Tower, Bourke Place, 600 Bourke Street, Melbourne, Victoria 3000 Australia. BHP is a major international resources company which has its headquarters in Australia and operations in over 20 countries. BHP's three principal areas of business are minerals exploration and production (principally coal, iron ore, copper concentrate and manganese ore), hydrocarbon exploration, production and refining and steel production.

     (d) None
     (e) None

Item 3. Source and Amount of Funds or Other Consideration.
---------------------------------------------------------

     Purchaser has estimated that the total amount of funds required by Purchaser to purchase the Shares pursuant to the Offer (as defined below) and the Merger (as defined below) and to pay related fees and expenses will be approximately U.S.$1.83 billion, of which approximately $1.64 billion was paid to purchase the Shares that are the subject of this report. BHP has obtained such funds through intercompany funding arrangements.

     The cash needs of the BHP group of companies (the "BHP Group") are generally financed through arrangements with BHP Finance Limited ("BFL"), a wholly owned subsidiary of BHP. BFL in turn may, from time to time, borrow funds pursuant to its general corporate financing program.

     BFL has access to a variety of sources of financing including a number of credit agreements and standby facilities. BFL has access to additional financing through a number of major banks with whom it has working relationships. In order to meet the forecasted general corporate cash needs of the BHP Group (including cash which may be used to purchase the Shares pursuant to the Offer), BFL has recently entered into additional loan agreements in an aggregate amount of approximately Australian Dollars ("A$") $2 billion. The maturities of BFL's borrowings generally vary from one to ten years and the interest rates are generally linked to LIBOR or Australian Bank Bill Rates, and generally are payable at periods of one, three or six months.

     All current and anticipated borrowings of BFL are unsecured; however, the payment obligations of BFL are guaranteed by BHP. It is expected that the cash flow of the BHP Group, in the ordinary course of business, will be sufficient to enable BFL to repay its borrowings.

Item 4. Purpose of Transaction.
------------------------------

     The Shares that are the subject of this filing were acquired by Purchaser in furtherance of the purposes of the Agreement and Plan of Merger dated as of November 30, 1995 (the "Merger Agreement") by and among BHP, Sub, Purchaser and the Issuer, which provides for the acquisition by Purchaser of all of the issued and outstanding capital stock of the Issuer and the merger (the "Merger") of Purchaser with and into the Issuer. The Purchaser, having acquired at least 90% of the outstanding Shares of each class of capital stock of the Issuer, intends to consummate a merger with and into the Issuer in accordance with Section 253 of the Delaware General Corporation Law. Upon comsummation of the Merger, the Issuer would be an indirect wholly owned subsidiary of BHP. The Merger Agreement is filed hereunder as Exhibit 1 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.
--------------------------------------------

     (a) Each of the reporting persons beneficially owns 51,000,596 Common Shares, 1,248,462 Series D Preferred Shares and 1,443,232 Series E Preferred Shares which shares represent 99.2%, 93.1% and 90.3%, respectively, of the shares of each such class of stock outstanding. In the aggregate, the Shares that are the subject of this filing represent approximately 97.9% of the Common Shares on a fully diluted basis, assuming full conversion of the Preferred Shares into the Common Shares.

     (b) Each of the reporting persons has the sole power to vote and dispose of all of the Shares listed in item (a).

     (c) On December 5, 1995 the Purchaser commenced, in accordance with the Merger Agreement, a tender offer (the "Offer") for all of the (i) Common Shares at a price of $28.00 per Share (ii) Series D Preferred Shares at a price of $96.544 per Share and (iii) Series E Preferred Shares at a price of $100.646 per Share. The Offer expired at 12:00 a.m. on January 4, 1996. On January 5, 1996, Purchaser announced that it would accept for payment all Shares validly tendered pursuant to the Offer. The Shares that are the subject of this report include all of the Shares that were tendered and accepted pursuant to the Offer and additional Shares consisting of 17,500 Series D Preferred Shares (representing 1.31% of such Shares) and 25,800 Series E Preferred Shares (representing 1.76% of such Shares) which were offered by a single holder on January 10, 1996 and purchased at the same price and on the same terms as Shares timely tendered.

Item 6. Contracts, Arrangements, Understandings or Relationships      with
-----------------------------------------------------------------     ----
Respect to Securities of the Issuer.
-----------------------------------

     Purchaser, Sub, BHP and the Issuer entered into the Merger Agreement, which provides, among other things, that as soon as practical after the purchase of the Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Issuer.

     The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as
Exhibit 1, and is incorporated by reference.

Item 7. Material to be Filed as Exhibits
----------------------------------------

     1. Merger Agreement, dated as of November 30, 1995, by and among Purchaser, Sub, BHP and the Issuer.

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each reporting person named below, each such reporting person certifies that the information set forth in this statement is true, complete and correct. Each of the undersigned reporting persons hereby agrees that this statement be and hereby is filed on behalf of each such reporting person.

                         BHP SUB INC.


                         By:   /s/ T. Rognald Dankmeyer
                            --------------------------------------
                            Name:  T. Rognald Dankmeyer
                            Title: Vice President

                         BHP PERU HOLDINGS INC.


                         By:   /s/ T. Rognald Dankmeyer
                            ---------------------------
                            Name:
                            Title: Vice President

                         BHP HOLDINGS (USA) INC.


                         By:    /s/ T. Rognald Dankmeyer
                            -------------------------------------
                            Name:  T. Rognald Dankmeyer
                            Title: Vice President

                         THE BROKEN HILL PROPRIETARY
                         COMPANY LIMITED


                         By:    /s/ T. Rognald Dankmeyer
                            -------------------------------------
                            Name:  T. Rognald Dankmeyer
                            Title: Attorney-in-Fact



Dated:  January 12, 1996

                                   SCHEDULE I
                                   ----------


     Set forth below is the name, position and present principal occupation of each of the directors and executive officers of BHP Sub Inc. ("Purchaser"), BHP Peru Holdings Inc. ("New Sub"), BHP Holdings (USA) Inc. ("Sub") and The Broken Hill Proprietary Company Limited ("BHP").

A. DIRECTORS AND EXECUTIVE OFFICERS OF BHP

  The following table sets forth the name, citizenship, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of BHP. All of the Executive Directors, with the exception of Mr. O'Connor, and the executive officers who are not directors, have been employed by BHP for more than five years. The business address of each such person, unless otherwise indicated, is BHP Tower, 600 Bourke Street, Melbourne 3000, Victoria, Australia.

 1. DIRECTORS

                                PRESENT PRINCIPAL OCCUPATION
                                OR EMPLOYMENT AND FIVE-YEAR
   NAME                              EMPLOYMENT HISTORY
    ----                              ----------------------------

Brian T. Loton                     Mr. Loton, an Australian citizen, has been a
                                   director of BHP since 1976, and has been Chairman of the Board since 1992. He served as Deputy Chairman from 1989 to 1992 and was Managing Director and Chief Executive Officer from 1984 to 1991. He is also Vice Chairman of National Australia Bank Ltd., a director of Amcor Ltd., and a director of Australian
                                   Foundation Investment Company Ltd.

John B. Prescott                   Mr. Prescott, an Australian citizen, has been
                                   a director of BHP since 1989. He has also served as Managing Director and Chief
                                   Executive Officer
                                   of BHP since 1991.


John B. Reid                       Mr. Reid, an Australian citizen, has served
                                   as a director of BHP since 1972. He has
                                   served for the past five years as Chairman of James Hardie Industries Ltd., a manufacturing company. He is also a director of Focus Publications Ltd. His business address is 65 York Street, Sydney 2000, New
                                   South Wales, Australia.

John B. Gough                      Mr. Gough, an Australian citizen, has been a
                                   director of BHP since 1984. For the past five years he has served as Chairman of Pacific
                                   Dunlop Limited, a marketing and distribution company. He is also Chairman of Australia &
                                   New Zealand Banking Group Ltd. and a director of CSR Ltd. His business address is 101
                                   Collins Street, Melbourne 3000, Victoria,
                                   Australia.

David W. Rogers                    Mr. Rogers, an Australian citizen, has been a
                                   director of BHP since 1987. From 1984 to 1993, Mr. Rogers was a Senior Partner at
                                   Arthur Robinson & Hedderwicks, Solicitors, and since 1993 has been a Consultant to Arthur Robinson & Hedderwicks. For the past five years, Mr. Rogers has been a director of the AMP Society, a life insurance company, and of Amcor Paper Group, a division of Amcor
                                   Limited, a paper manufacturer. He is also the Chairman of Woodside Petroleum Limited. His business address is 550 Collins Street, Melbourne 3000, Victoria, Australia.

Geoffrey E. Heeley                 Mr. Heeley, an Australian citizen, has been
                                   an Executive Director of BHP since 1988 and Executive General Manager, Finance, of BHP since 1984. He is also a director of Metal
                                   Manufactures Ltd., a director of ICI
                                   Australia Ltd. and a director of Victorian
                                   Clinical Genetics Services Ltd.

David J. Asimus                    Mr. Asimus, an Australian citizen, has been a
                                   director of BHP since 1988. He has been
                                   Chancellor of Charles Sturt University, an educational institution, since 1990. For the past five years he has been a director of Rural Press Limited, a publishing company, and IBJ

                                   Australia Bank, a banking institution. Mr.
                                   Asimus has also been a director of Wesfarmers Limited, an industrial company, since 1990. His business address is Alabama, Tumbarumba Road, Wagga Wagga 2650, New South Wales, Australia.

Jeremy K. Ellis                    Mr. Ellis, an Australian citizen, has served
                                   as an Executive Director of BHP and Executive
                                   General Manager of BHP Minerals since 1991.
                                   He is also Chairman of Sandvik Australia Pty.
                                   Ltd.

Ronald J. McNeilly                 Mr. McNeilly, an Australian citizen, has been
                                   an Executive Director of BHP and Executive
                                   General Manager of BHP Steel since 1991. He is also a director of BHP New Zealand Steel
                                   Ltd. and of Tubemakers of Australia Ltd.

Margaret A. Jackson                Ms. Jackson, an Australian citizen, has been
                                   a director of BHP since 1994. Ms. Jackson has served for the past five years as Chairman of the Transport Accident Commission, a government insurance body. She is also a director of Australia & New Zealand Banking
                                   Group Ltd., of Pacific Dunlop Ltd., of Qantas
                                   Airways Ltd., and of the Playbox Theatre. Her business address is 222 Exhibition Street, Melbourne 3000, Victoria, Australia.

David A. Crawford                  Mr. Crawford, an Australian citizen, has been
                                   a director of BHP since 1994. Mr. Crawford has served during the past five years as a Chartered Accountant at KPMG Peat Marwick, a chartered accounting firm. His business address is 161 Collins Street, Melbourne
                                   3000, Victoria, Australia.

John J. O'Connor                   Mr. O'Connor, an Irish citizen, has been an
                                   Executive Director of BHP and Executive
                                   General Manager of BHP Petroleum since 1994.
                                   Prior to that time, he held various executive positions with Mobil Oil Company. His business address is 120 Collins Street, Melbourne 3000, Victoria, Australia.

John C. Conde                      Mr. Conde, an Australian citizen, has been a
                                   director of BHP since March 1995. From 1988 to 1995 he served as Chairman of Pacific
                                   Power,
                                   the Electricity Commission of New South
                                   Wales. He is also Chairman and Managing
                                   Director of Broadcast Investments Pty. Ltd.,
                                   Chairman of the Australia Technology Park
                                   Sydney Ltd., Chairman of Radio 2UE Sydney
                                   Pty. Ltd., and a director of Lumley General
                                   Insurance Ltd. His business address is 176
                                   Pacific Highway, Greenwich 2065, New South
                                   Wales, Australia.

Michael A. Chaney                  Mr. Chaney, an Australian citizen, has been a
                                   director of BHP since May 1995. He also
                                   currently serves as Managing Director of Wesfarmers Ltd., which provides services and merchandise to the rural community. Mr.
                                   Chaney was a deputy Managing Director of Wesfarmers Ltd. from 1990 to 1992. He is also a director of Gresham Partners Holdings Ltd.
                                   His business address is 40 The Esplanade,
                                   Perth 6000, Western Australia, Australia.

2. EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

                               PRESENT PRINCIPAL OCCUPATION
                               OR EMPLOYMENT AND FIVE-YEAR
   NAME                        EMPLOYMENT HISTORY
    ----                       ----------------------------

Timothy J. Knott                   Mr. Knott, an Australian citizen, has been
                                   Corporate Treasurer of BHP since 1995. From
                                   1991 to 1995 he was Corporate General Manager and Company Secretary of BHP. Mr. Knott served as Corporate General Manager,
                                   Taxation, of BHP from 1987 to 1991.

Richard A. St. John                Mr. St. John, an Australian citizen, has been
                                   General Counsel to BHP since 1988.

Michael W. Gillian                 Mr. Gillian, a British citizen, has been
                                   Corporate General Manager, Accounting, of BHP since 1992. From 1983 to 1992, Mr. Gillian served as Finance Director, coated products division, of BHP Steel.

Graeme W. McGregor                 Mr. McGregor, an Australian citizen, has been
                                   Executive General Manager of BHP Service
                                   Companies since September 1992. From
                                   September 1989 to September 1992, Mr.
                                   McGregor served as Group General Manager,
                                   Finance, of BHP Steel.

James E. Lewis                     Mr. Lewis, an Australian citizen, has been
                                   Executive General Manager,

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

                                   Corporate Planning and Administration, of
                                   BHP, since December 1993. He is also a
                                   director of the Foster's Brewing Group Ltd.

John R. McGregor                   Mr. McGregor, an Australian citizen, has been
                                   a Corporate General Manager, Investor
                                   Relations, and Company Secretary of BHP since
                                   February 1995. From 1993 to 1995 he served as
                                   Assistant Secretary and Corporate Manager,
                                   Investor Relations, of BHP. Mr. McGregor served as Group Manager of BHP Steel from 1987 to 1993.

Ian C. Edney                       Mr. Edney, an Australian citizen, has served
                                   since 1995 as Corporate General Manager,
                                   Taxation, of BHP. He served from 1993 to 1995 as General Manager, Taxation, and Corporate
                                   Taxation Manager for BHP.

                                PRESENT PRINCIPAL OCCUPATION
                                OR EMPLOYMENT AND FIVE-YEAR
   NAME                         EMPLOYMENT HISTORY
   ----                         ----------------------------

Robert J. Flew                     Mr. Flew, an Australian citizen, has been
                                   Corporate General Manager, International, of
                                   BHP since June 1995. Until June 1995, he was
                                   Group General Manager, Australian Coal
                                   Division, of BHP. Until October 1994, Mr.
                                   Flew served as a director of Tubemakers of Australia, a steel pipe and merchandising company.

B. DIRECTORS AND EXECUTIVE OFFICERS OF SUB

 The following table sets forth the name, citizenship, business address, present principal occupation, positions, offices or employment for the past five years of each director and executive officer of Sub. The business address of each such person, unless otherwise indicated, is 900 Market Street, Suite 200, Wilmington, Delaware 19801.

                                PRESENT PRINCIPAL OCCUPATION
                                OR EMPLOYMENT AND FIVE-YEAR
                                EMPLOYMENT HISTORY, CITIZENSHIP
   NAME                         AND BUSINESS ADDRESS
   ----                         -------------------------------

Daryl F. Collins                   Mr. Collins, an Australian citizen, is a
                                   director and the President of Sub. Since 1993 he has been Group General Manager, Finance, for BHP Minerals. He served as General
                                   Commercial Manager of BHP Iron Ore from 1987 to 1993. He is currently a director of Ok
                                   Tedi Mining Ltd., a BHP subsidiary, and a director of various other BHP subsidiaries.

T. Rognald Dankmeyer               Mr. Dankmeyer, a U.S. citizen, is a

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

                                   Vice President of Sub. He has been Senior
                                   Vice President and General Counsel of BHP
                                   Minerals for more
                                than five years.

Timothy J. Knott                   Mr. Knott is the Treasurer of Sub. See above
                                   for additional information.

D.W. Loughridge                    Mr. Loughridge, a U.S. citizen, is a Vice
                                   President and a director of Sub and the
                                   President of BHP Power. From 1991 to 1994 he was Group General Manager for BHP Petroleum
                                   (Americas). From 1990 to 1991 he served as Group General Manager for Finance and
                                   Planning for BHP Petroleum.

E.W. Parker II                     Mr. Parker, a U.S. citizen, is a Vice
                                   President and a director of Sub. He is
                                   currently Vice President, Legal and
                                   Administration, of and prior to that was General Counsel to BHP Petroleum (Americas).

Daniel H. Payne                    Mr. Payne, a U.S. citizen, is a director of
                                   Sub and several other BHP subsidiaries. He has been the Vice President, Taxation, of BHP
                                   Minerals for the last five years.

Barbara A. Steen                   Ms. Steen, a U.S. citizen, is a director of
                                   Sub and several other BHP subsidiaries. She is currently Assistant Vice President and Secretary of Griffin Corporate Services, Inc.
                                   From 1994 to 1995 she was Assistant Vice
                                   President of Delaware Trust Capital
                                   Management, Inc. From 1992 to 1994 she served as Relationship Officer, Delaware Trust
                                   Capital Management, Inc., prior to which she was Assistant Vice President of the Bank of New York, Delaware. Her business address is
                                   900 Market Street, Suite 200, Wilmington,
                                   Delaware 19801.

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

C.  DIRECTORS AND EXECUTIVE OFFICERS OF NEW SUB

  The following table sets forth the name, citizenship, business address,present principal occupation, positions, offices or employment for the past five years of each director and executive officer of New Sub. The business address of each such person, unless otherwise indicated, is 550 California Street, San Francisco, California 94104.

                                PRESENT PRINCIPAL OCCUPATION
                                OR EMPLOYMENT AND FIVE-YEAR
                                EMPLOYMENT HISTORY, CITIZENSHIP
   NAME                         AND BUSINESS ADDRESS
    ----                        -------------------------------

Daryl F. Collins                   Mr. Collins, an Australian citizen, is a
                                   director and the President of Sub. Since 1993 he has been Group General Manager, Finance, for BHP Minerals. He served as General
                                   Commercial Manager of BHP Iron Ore from 1987 to 1993. He is currently a director of Ok
                                   Tedi Mining Ltd., a BHP subsidiary, and a director of various other BHP subsidiaries.

T. Rognald Dankmeyer               Mr. Dankmeyer, a U.S. citizen, is a Vice
                                   President of Sub. He has been Senior Vice
                                   President and General Counsel of BHP Minerals for more than five years.

Timothy J. Knott                   Mr. Knott is the Treasurer of Sub. See above
                                   for additional information.

D.W. Loughridge                    Mr. Loughridge, a U.S. citizen, is a Vice
                                   President and a director of Sub and the
                                   President of BHP Power. From 1991 to 1994 he was Group General Manager for BHP Petroleum
                                   (Americas). From 1990 to 1991 he served as Group General Manager for Finance and
                                   Planning for BHP Petroleum.

E.W. Parker II                     Mr. Parker, a U.S. citizen, is a Vice
                                   President and a director of Sub. He is
                                   currently Vice President, Legal and
                                   Administration, of and prior to that was General Counsel to BHP Petroleum (Americas).

Daniel H. Payne                    Mr. Payne, a U.S. citizen, is a director of
                                   Sub and several other BHP subsidiaries. He has been the Vice President, Taxation, of BHP
                                   Minerals for the last five years.

Barbara A. Steen                   Ms. Steen, a U.S. citizen, is a director of
                                   Sub and several other BHP subsidiaries. She is currently Assistant Vice President and

                                   Secretary of Griffin Corporate Services, Inc. From 1994 to 1995 she was Assistant Vice President of Delaware Trust Capital Management, Inc. From 1992 to 1994 she served as Relationship Officer, Delaware Trust Capital Management, Inc., prior to which she was Assistant Vice President of the Bank of New York, Delaware. Her business address is 900 Market Street, Suite 200, Wilmington, Delaware 19801.

D. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

 The following table sets forth the name, present principal occupation, position, offices or employment for the past five years of each director and executive officer of BHP Sub Inc., ("Purchaser"). The business address of each such person is 550 California Street, San Francisco, California 94104.

                                           PRESENT PRINCIPAL OCCUPATION
                                           OR EMPLOYMENT, FIVE-YEAR
  NAME                                     EMPLOYMENT HISTORY AND CITIZENSHIP
  ----                                     ----------------------------------
T. Rognald Dankmeyer                     Mr. Dankmeyer is a director and Vice
                                         President of Purchaser. See above for
                                         more information.

Donald E. Egan                           Mr. Egan, a U.S. citizen, is a director
                                         and President of Purchaser. He has been
                                         Manager of Planning and Development of
                                         BHP Copper since January 1995. From
                                         1993 to 1995 he served as Manager of
                                         Strategic Planning at BHP Minerals.
                                         From 1992 to 1993, Mr. Egan served as
                                         Vice President, Finance, of Minera
                                         Escondida Limitada ("Escondida"), a
                                         Chilean mining company and subsidiary
                                         of BHP. From 1990 to 1992, Mr. Egan was
                                         Vice President, Marketing, of
                                         Escondida.

Stefano Giorgini                         Mr. Giorgini, an Australian citizen, is
                                         a director and Vice President of
                                         Purchaser. He has been Manager of
                                         Finance, New Business Development, of
                                         BHP Minerals since February 1995. From
                                         1991 to 1995 he served as Manager of
                                         Finance of Long Products, a division of
                                         BHP Steel. From 1989 to 1991, he was a
                                         Senior Financial Analyst of BHP Steel.
                                         Since 1991, Mr. Giorgini has served as
                                         the director of several BHP
                                         subsidiaries.


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